UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

  CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the Information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated May 14, 2018.

2.
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that considered the Supervisory Committee’s Report for the three months period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May14, 2018.

3.	English translation of a Material News dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

4.	English translation of a notice sent to Bolsa y Mercados Argentinos S.A. regarding the List of the Company’s authorities dated May 14, 2018.

5.
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that appointed the Chairman of the Board, the Vice-Chairman of the Board, and Audit Committee Members, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

6.
English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements of the three-month period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 18, 2018	By:	/s/ Leonardo Marinaro
Name; Leonardo Marinaro
Title: Attorney-in-Fact

3